CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2017

BDO

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
903 - 8th Avenue SW, Suite 620
Calgary AB T2P 0P7
Canada

Independent Auditor's Report

To the Shareholders of DXI Energy Inc.

We have audited the accompanying consolidated financial statements of DXI Energy Inc., which comprise the consolidated balance sheets as at December 31, 2017, and December 31, 2016 and the consolidated statements of comprehensive loss, change in shareholders' equity and cash flows for the years then ended December 31, 2017, and December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DXI Energy Inc. as at December 31, 2017, and December 31, 2016 and the its financial performance and its cash flows for the years ended December 31, 2017 and December 31, 2016 in accordance with International Financial Reporting Standards.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO

Emphasis of Matter

Without qualifying our audit opinion, we draw your attention to Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $8,167,000, an accumulated deficit of $115,845,000. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that may cast substantial doubt about the Company's ability to continue as a going concern.

BDO Canada LLP

Chartered Professional Accountants
Calgary, Alberta
March 14, 2018

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
ASSETS
Current
Cash and cash equivalents		1,010	141
Accounts receivable		388	672
Prepaids and deposits		29	19
Current Assets		1,427	832
Non-current
Deposits		212	246
Exploration and evaluation assets	5	8	970
Property and equipment	6	17,162	19,212
Total Assets		18,809	21,260

LIABILITIES
Current
Accounts payable and accrued liabilities		1,291	2,165
Loans from related parties	8	1,458	2,363
Flow-through shares liability	9	93	-
Derivative liability		-	153
Financial contract liability	11	6,752	7,226
Current Liabilities		9,594	11,907
Non-current
Loans from related parties	8	3,150	4,031
Decommissioning liability	10	3,971	3,776
Total Liabilities		16,715	19,714
SHAREHOLDERS' EQUITY
Share capital	12	101,715	98,111
Contributed surplus		13,752	10,626
Deficit		(115,845)	(110,636)
Accumulated other comprehensive income		2,472	3,445
Total Shareholders' Equity		2,094	1,546
Total Liabilities and Shareholders' Equity		18,809	21,260

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Stan Page - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2017	2016
		$	$
REVENUES
Gross revenues		2,816	4,808
Royalties		(336)	(735)
Total Revenues, net of royalties	18	2,480	4,073

EXPENSES
Operating and transportation		2,085	2,971
Amortization, depletion and impairment losses	7	2,628	4,493
General and administrative		1,671	1,571
Financing expenses		1,039	1,579
Stock based compensation		8	188
Foreign exchange (gain) loss		(486)	(212)
Loss on disposal of E&E assets		-	175
Loss on disposal of property and equipment		2	-
Change in fair value of derivative liability		(153)	(1,073)
Loss on debt extinguishment	8	918	-
(Gain) loss on financial contract liability	11	-	(63)
Total Expenses		7,712	9,629

Loss before income taxes and other items		(5,232)	(5,556)
Other income		23	70

Loss for the year		(5,209)	(5,486)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(973)	(673)

Comprehensive loss		(6,182)	(6,159)

Loss per common share - basic and diluted	14	(0.08)	(0.13)

The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2017		44,808,286	98,111	10,626	(110,636)	3,445	1,546
Shares issued via private placements, net of issuance costs	12	58,797,802	3,718	-	-	-	3,718
Flow-through share liability	9	-	(114)	-	-	-	(114)
Contributed surplus related to value of conversion feature on loans from related parties	8	-	-	3,118	-	-	3,118
Stock-based compensation		-	-	8	-	-	8
Loss		-	-	-	(5,209)	-	(5,209)
Foreign currency translation adjustment		-	-	-	-	(973)	(973)
Balance as at December 31, 2017		103,606,088	101,715	13,752	(115,845)	2,472	2,094

Balance as at January 1, 2016		36,509,953	97,162	10,438	(105,150)	4,118	6,568
Shares issued via private placements, net of issuance costs		8,298,333	949	-	-	-	949
Stock-based compensation		-	-	188	-	-	188
Loss		-	-	-	(5,486)	-	(5,486)
Foreign currency translation adjustment		-	-	-	-	(673)	(673)
Balance as at December 31, 2016		44,808,286	98,111	10,626	(110,636)	3,445	1,546

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the year		(5,209)	(5,486)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		2,628	4,493
Stock based compensation		8	188
Non-cash financing expenses		530	961
Non-cash foreign exchange on financial contract liability	11	(474)	(212)
Miscellaneous non-cash items		(25)	-
Loss on disposal of E&E assets		-	175
Change in fair value of derivative liability		(153)	(1,073)
Loss on debt extinguishment	8	918	-
Loss on financial contract liability		-	(63)
Cash flows from (used in) operations		(1,777)	(1,017)
Changes in operating working capital	14	219	667
Total Cash Flows from (used in) Operating Activities		(1,558)	(350)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		34	48
E&E expenditures		(7)	(2)
Additions to property and equipment	6	(449)	(528)
Proceeds from sale of E&E assets		-	84
Reclamation expenditures		(3)	(53)
Changes in investing working capital	14	32	178
Total Cash Flows used in Investing Activities		(393)	(273)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		-	(147)
Advance of loans from related parties	8	450	350
Repayment of loans from related parties		-	(300)
Transaction costs related to restructure of loans from related parties		-	-
Shares issued for cash, net of share issue costs		2,332	884
Changes in financing working capital	14	38	(61)
Total Cash Flows from Financing Activities		2,820	726

CHANGE IN CASH AND CASH EQUIVALENTS		869	103
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		141	38

CASH AND CASH EQUIVALENTS, END OF YEAR		1,010	141

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. The address of its registered office is 520 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 8, 2018.

NOTE 2 – BASIS OF PRESENTATION

(a)	Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8.2 million and an accumulated deficit of $115.8 million. Of this amount, $6.8 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The current status of this instrument is described in note 11 below.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities are measured at fair value, as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(e)	Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company accounts for the assets, liabilities, revenues and expenses related to its interest in the joint operations from the date that joint control commences until the date that it ceases.

(b)	Foreign currency

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive loss as cumulative translation differences.

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive loss related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)	Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (“CGU’s”). Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain E&E expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output and is accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2017, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2016 – 99%).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)	Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(g)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments (continued)

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)	Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)	Financial instruments

Financial assets

Financial assets are classified as one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s loans and receivables comprise cash and cash equivalents and accounts and other receivables.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, loans from related parties and financial contract liability. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any financing expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within 30 days from receipt of invoice.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

The Company has derivative financial instruments in the form of warrants issued in US dollars, or with certain adjustment provisions, and contracts entered into to manage its exposure to volatility in commodity prices. Commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

For outstanding warrants at each reporting period, the change in the fair value of the liability between reporting periods is recorded in the consolidated statement of comprehensive income (loss). As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

Financial instrument measurement

If the market value for a financial instrument is not an active market the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Impairment

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets are carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial assets

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU.

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

(k)	Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Taxes (continued)

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

(l)	Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(m)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred income tax recovery for the amount of tax reduction renounced to the shareholders.

(n)	Adoption of new and amended standards

There were no new or amended accounting standards or interpretations that had a significant impact on the Company’s consolidated financial statements during the year ended December 31, 2017.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2018 or later periods. The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements:

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time. The Company has determined that there will not be any material impact on its consolidated financial statements as a result of the adoption of IFRS 9.

IFRS 15, “Revenue from Contracts with Customers”: the standard was issued in May 2014 and amended in April 2016. IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company currently expects to adopt IFRS 15 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has completed the evaluation of IFRS 15. It has been concluded that the adoption of IFRS 15 will not have a material effect on the Company’s consolidated financial statements.

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. It is anticipated that the adoption of IFRS 16 will have impact on the Company’s consolidated balance sheet due to the operating lease commitments as disclosed in note 17.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period in which the new information becomes available.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of its working interest in the wellbores at September 30, 2016.

At December 31, 2017, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2017, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli) – Note 6.

Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. See note 8 for the basis of valuation of loans from related parties and warrants issued in the year.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2016	281	18,982	19,263
Additions	2	-	2
Change in decommissioning provision	13	-	13
Disposals	-	(772)	(772)
Foreign currency translation and other	-	(768)	(768)
Balance at December 31, 2016	296	17,442	17,738
Additions	4	3	7
Change in decommissioning provision	56	-	56
Disposals	-	-	-
Foreign currency translation and other	-	(1,174)	(1,174)
Balance at December 31, 2017	356	16,271	16,627

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2016	-	(16,041)	(16,041)
Impairment losses	-	(1,790)	(1,790)
Disposals	-	513	513
Foreign currency translation and other	-	550	550
Balance at December 31, 2016	-	(16,768)	(16,768)
Impairment losses (Note 7)	(350)	(621)	(971)
Disposals	-	-	-
Foreign currency translation and other	-	1,120	1,120
Balance at December 31, 2017	(350)	(16,269)	(16,619)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2016	296	674	970
At December 31, 2017	6	2	8

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2017, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

The E&E asset impairment is $621,000 and $1,790,000 for the year ended December 31, 2017 and December 31, 2016, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	33,376	16,653	179	50,208
Additions	300	225	3	528
Change in decommissioning provision	(48)	(4)	-	(52)
Foreign currency translation and other	-	(502)	-	(502)
Balance at December 31, 2016	33,628	16,372	182	50,182
Additions	405	39	5	449
Change in decommissioning provision	94	(3)	-	91
Disposals	-	-	(29)	(29)
Foreign currency translation and other	-	(1,060)	-	(1,060)
Balance at December 31, 2017	34,127	15,348	158	49,633

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2016	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion	(1,248)	(380)	(5)	(1,633)
Impairment losses	(1,070)	-	-	(1,070)
Foreign currency translation and other	-	41	1	42
Balance at December 31, 2016	(29,092)	(1,714)	(164)	(30,970)
Amortization and depletion (Note 7)	(561)	(223)	(3)	(787)
Impairment losses (Note 7)	(870)	-	-	(870)
Disposals	-	-	25	25
Foreign currency translation and other	-	131	-	131
Balance at December 31, 2017	(30,523)	(1,806)	(142)	(32,471)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2016	4,536	14,658	18	19,212
At December 31, 2017	3,604	13,542	16	17,162

Canadian Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2017 included estimated future development costs of $Nil (December 31, 2016 - $Nil) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2017, the Company capitalized $7,000 (December 31, 2016 – $104,000) of general and administrative costs related to its Canadian oil and gas interests.

In accordance with IFRS, impairment tests were conducted at December 31, 2017 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell. In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)

Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)

Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is 14.4% post tax.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Below are the following forward commodity price estimates used in the December 31, 2017 impairment test:

	Natural gas	NGL	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2018	2.20	76.42	70.25
2019	2.54	74.68	70.25
2020	2.88	74.38	70.31
2021	3.24	77.16	72.84
2022	3.47	79.88	75.61
2023	3.58	82.53	78.31
2024	3.66	86.14	81.93
2025	3.73	89.76	85.54
2026	3.80	92.57	88.35
2027	3.88	94.43	90.22
Each benchmark price increased on average approximately 2% thereafter

For the year ended December 31, 2017, the Company recorded an impairment of $870,000 (December 31, 2016 - $940,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

On December 22, 2017, the Company signed a “Funding and Participation Agreement” (“the Agreement”) with a private U.S. based investment firm to underwrite 50% of the capital costs of at least one exploration well at Woodrush, currently scheduled to commence in the first quarter of 2018. Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total cost of the first well of the 2018 program, through tie in, to earn a 15% Gross Overriding Royalty (“GORR”).

The investment firm has the right to elect to participate in the drilling and completion of a 2nd and subsequent wells, if any, by paying 50% of the capital costs to earn a 15% GORR in the well spacing unit on a well-by-well basis.

United States Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2017 included estimated future development costs of $83.7 million (December 31, 2016 - $84.0 million) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2017, the Company capitalized $12,000 (December 31, 2016 – $14,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2017 and December 31, 2016, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. The Company determined the recoverable amount of the CGU based on the cash flows from oil and gas reserves, using a discount rate of 14.3% (post tax) and determined there was no impairment at December 31, 2017 and December 31, 2016. The key inputs used included forward prices from NYMEX futures (adjusted for an inflationary factor), a discount rate of 14.3% (post tax) which was applied to the discounted cash flows and the reserves that were estimated.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2017	2016
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	971	1,790

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	787	1,633
Impairment losses (Note 6)	870	1,070
	2,628	4,493

NOTE 8 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 8(b)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above. The fair value of the amended loan was determined by applying a risk-adjusted rate of 20% to discount the contractual cash flows over the 5-year life of the loan. The fair value of the liability component of $2,346,000 is then deducted from the face value of the amended loan ($4.5 million), with the balance being taken directly to equity.

As a result of the loan restructure in June 2017, a loss on extinguishment is recognized as follows:

$
Fair value of amended loan	2,346
Conversion feature	2,158
Carrying value of old loan before restructure (1)	(3,976)
Loss on extinguishment	528

(1)    $3,903,000 (carrying value at March 31, 2017) + $127,000 (accretion) - $54,000 (cash interest) = $3,976,000

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

(a)	Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

As at December 31, 2017, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	2,337
Accretion expense	265
Cash interest	(104)
Balance at December 31, 2017	2,498
Current portion	(317)
Non-current portion	2,181

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5,2017, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 8(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 8(a)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above.

The fair value of the amended loan was determined by applying a risk-adjusted rate of 20% to discount the contractual cash flows over the 5-year life of the loan. The fair value of the liability component of $1,043,000 is then deducted from the face value of the amended loan ($2.0 million), with the balance being taken directly to equity.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As a result of the loan restructure in June 2017, a loss on extinguishment is recognized as follows:

$
Fair value of amended loan	1,043
Conversion feature	960
Carrying value of old loan before restructure (1)	(1,613)
Loss on extinguishment	390

(1)    $1,560,000 (carrying value at March 31, 2017) + $77,000 (accretion) - $24,000 (cash interest) = $1,613,000

As at December 31, 2017, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	1,039
Accretion expense	117
Cash interest	(46)
Balance at December 31, 2017	1,110
Current portion	(141)
Non-current portion	969

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(c)	Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016, June 2, 2016, September 30, 2016, December 31, 2016 and June 30, 2017, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1,200,000 to $1,500,000. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1,500,000 as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was extended to June 30, 2017. On June 30, 2017, the due date of the loan was further extended to June 30, 2018. The maximum loan amount available at December 31, 2017 was $1,500,000 (December 31, 2016 - $1,500,000). During the year ended December 31, 2017, $450,000 was borrowed (2016 - $50,000) and $500,000 was repaid via issuance of the Company’s common shares (2016 - $Nil) leaving a balance outstanding of $1,000,000 at December 31, 2017 (December 31, 2016 - $1,050,000).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances:

	Issued in	Issued in
	October	December	Total
	2017	2017
	$	$	$
Balance at January 1, 2017	-	-	-
Liability incurred on flow-through shares issued	21	93	114
Settlement of flow-through share liability on incurring expenditures	(21)	-	(21)
Balance at December 31, 2017	-	93	93

NOTE 10 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2016	3,679	146	3,825
Change in estimated future cash flows	(36)	(4)	(40)
Actual costs incurred and other	(53)	(5)	(58)
Unwinding of discount	46	3	49
Balance at December 31, 2016	3,636	140	3,776
Change in estimated future cash flows	146	(3)	143
Actual costs incurred and other	(3)	(8)	(11)
Unwinding of discount	60	3	63
Balance at December 31, 2017	3,839	132	3,971

(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2017:
Discount rate	1.94%	2.20%
Inflation rate	2.00%	2.00%

As at December 31, 2016:
Discount rate	1.60%	2.34%
Inflation rate	2.00%	2.00%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at December 31, 2017, Dejour USA has recorded a liability owing to the Drilling Fund of $6,752,000, as follows:

$
Balance at January 1, 2016 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at December 31, 2016 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752

This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In January 2018, the Company renounced $523,000 flow-through funds to investors, using the look-back rule. The Company expects to fully spend the flow-through funds during 2018 and a deferred income tax recovery of $93,000 will be recognized on settlement of flow-through shares liability.

In December 2017, the Company renounced $149,000 flow-through funds to investors, using the general rule. The flow-through funds had been fully spent by December 31, 2017. As a result of renunciation, a deferred income tax recovery of $21,000 was recognized on settlement of the flow-through shares liability.

In December 2017, the Company completed a private placement and 8,633,166 common shares were issued at a price of $0.075 per share for gross proceeds of $647,000 and an additional 5,738,665 flow-through shares were issued for gross proceeds of $523,000 (5,091,165 at $0.09 per share and 647,500 at $0.10 per share). The Company paid finders’ fees of $51,000 and other costs of $24,000 related to this offering. 946,667 of the common shares were issued at $0.075 per share to certain creditors of the Company to settle the amounts owing to them.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – SHARE CAPITAL (continued)

In October 2017, the Company completed a private placement and 42,297,400 common shares were issued at a price of $0.06 per share for gross proceeds of $2,538,000 and additional 2,128,571 flow-through shares were issued at a price of $0.07 per share for gross proceeds of $149,000. The Company paid finders’ fees of $41,000 and other costs of $23,000 related to this offering. 21,924,067 of the common shares were issued at $0.06 per share to Directors and Officers of the Company (17,967,644) and certain creditors of the Company (3,956,423) to settle the amounts owing to them.

In June and July 2016, the Company completed a dual tranche private placement and 8,298,333 common shares were issued at a price of $0.12 per share for total gross proceeds of $995,800. The Company paid finders’ fees of $18,000 and other costs of $29,000 related to this offering. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2016	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at December 31, 2016 and December 31, 2017	3,400,000	0.16

Details of the stock options as at December 31, 2017 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.16	3,400,000	0.16	3.43	3,400,000	0.16	3.43

During the year ended December 31, 2017, the Company did not grant any stock options (2016 – 3,400,000). The fair value of the options issued during the year ended December 31, 2016 was estimated using the Black Scholes option pricing model with the following weighted average inputs:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)	Stock Options (continued)

For the year ended December 31	2016

Fair value at grant date	$0.06
Expected volatility	80.35%
Expected option life	1.37 years
Dividends	0.0%
Risk-free interest rate	0.54%
Estimated forfeiture rate	6.85%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2016 and December 31, 2016	15,719,540	0.85
Warrants cancelled	(13,000,000)	0.45
Warrants expired	(2,719,540)	2.59
Balance at December 31, 2017	-	-

NOTE 14 – SUPPLEMENTAL INFORMATION

(a)	Changes in working capital consisted of the following:

	Year ended December 31
	2017	2016
	$	$
Changes in working capital:
Accounts receivable	284	1,530
Prepaids and deposits	(10)	12
Accounts payable and accrued liabilities	15	(758)
	289	784

Comprised of:
Operating activities	219	667
Investing activities	32	178
Financing activities	38	(61)
	289	784

Other cash flow information:
Cash paid for interest	480	596
Income taxes paid	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SUPPLEMENTAL INFORMATION (continued)

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2017	2016
Weighted average common shares outstanding
Basic	61,682,462	42,095,366
Diluted	61,682,462	42,095,366

NOTE 15 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016 and in addition to the loans from related parties (note 8), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $466,000 (2016 - $470,000) and non-cash stock-based compensation of $Nil (2016 - $80,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2017 is $131,000 (December 31, 2016 - $262,000) owing to the two officers of the Company.

(b)

Interest expenses of $370,000 (2016 - $595,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $139,000 (2016 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with the CEO of the Company.

NOTE 16 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2017	2016
	$	$
Loss before income taxes	(5,232)	(5,486)
Corporate tax rate	26.44%	26.59%

Expected tax recovery	(1,383)	(1,459)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	6,381	(231)
Impact of foreign exchange rate changes	1,277	506
Change in unrecognized deferred tax assets	(6,507)	1,290
Stock based compensation and expiry of losses	33	198
Non taxable/deductible amounts	199	(304)
Deferred income tax recovery	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES (continued)

On December 22, 2017, the United States government enacted the US Tax Cuts and Jobs Act (“Act”). The Act includes a range of legislative changes including a reduction of the US federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of these legislative changes, the Company is required to revalue its United States deferred income tax assets and liabilities based on the rates they are expected to reverse at in the future, which is 21% for federal tax purposes. The impact for the Company’s 2017 financial statements is a reduction in deferred income tax assets of $6.38 million.

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2017	2016
	$	$
Deferred income tax assets
Non-capital losses available	20,998	26,679
Capital losses available	1,113	1,072
Resource tax pools in excess of net book value	5,279	4,846
Share issue costs and others	654	1,171
Unrecognized deferred tax assets	28,044	33,768

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2017	2016
	$	$
Canada:
Exploration and development expenditures	17,100	16,750
Unamortized share issue costs	261	292
Capital losses	8,242	8,242
Non-capital losses	33,120	30,783
	58,723	56,067
United States:
Exploration and development expenditures	15,883	17,149
Undeducted expenses	2,760	2,954
Non-capital losses	53,733	58,247
	72,376	78,350
Total	131,099	134,417

The exploration and development expenditures at December 31, 2017 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES (continued)

	Canada	United States	Total
	$	$	$
2026	24	2,531	2,555
2027	3,606	3,374	6,980
2028	4,674	253	4,927
2029	3,780	3,266	7,046
2030	2,068	2,775	4,843
2031	2,408	2,794	5,202
2032	4,372	7,606	11,978
2033	2,167	16,215	18,382
2034	3,966	12,665	16,631
2035	2,292	543	2,835
2036	1,815	1,639	3,454
2037	1,948	72	2,020
	33,120	53,733	86,853

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 17 – COMMITMENTS

The following is a summary of the Company’s undiscounted contractual obligations and commitments as at December 31, 2017:

		Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Total
	$	$	$	$
Debt repayments(1)	1,000	-	6,500	7,500
Interest payments(2)	50	-	-	50
Operating leases	88	92	-	180
Financial contract liability	6,752	-	-	6,752
	7,890	92	6,500	14,482

(1)	Short-term and long-term loans from related parties
(2)	Fixed interest payments on loan from related parties of $1,000,000

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – OPERATING SEGMENTS (continued)

	Canada		United States		Total
	2017	2016	2017	2016	2017	2016
	$	$	$	$	$	$
Year ended December 31
Revenues, net of royalties	1,814	3,190	666	883	2,480	4,073
Segmented loss	(4,948)	(3,279)	(261)	(2,207)	(5,209)	(5,486)
Amortization, depletion and impairment losses	1,785	2,324	844	2,169	2,628	4,493
Interest expense	950	1,236	-	294	950	1,530
Capital expenditures	414	305	42	225	456	530

NOTE 19 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

At December 31, 2017 and December 31, 2016, the derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2017 and December 31, 2016:

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2017	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	1,010	1,010	1,010	-	-
Accounts receivable	388	388	388	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	1,291	1,291	1,291	-	-
Loans from related parties	4,608	4,608	-	-	4,608
Financial contract liability	6,752	6,752	-	-	6,752

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 19 – DETERMINATION OF FAIR VALUES (continued)

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2016	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	141	141	141	-	-
Accounts receivable	672	672	672	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,165	2,165	2,165	-	-
Loans from related parties	6,394	6,394	-	-	6,394
Derivative liability	153	153	-	-	153
Financial contract liability	7,226	7,226	-	-	7,226

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a)	Credit Risk

Credit risk arises from credit exposure to receivables due from joint operating partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint operating partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2017 and 2016, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2017, the Company’s receivables consist of $196,000 (2016 - $244,000) from joint operating partners, $121,000 (2016 - $276,000) from oil and natural gas marketers and $71,000 (2016 - $152,000) from other trade receivables. The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2017, $Nil (2016 - $Nil) of accounts receivable are past due.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2017 and 2016.

The Company was exposed to the following foreign currency risk at December 31:

	2017	2016
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	30	1
Accounts receivable	228	282
Accounts payable and accrued liabilities	(213)	(312)
Balance sheet exposure	45	(29)

The following foreign exchange rates applied for the year ended and as at December 31:

	2017	2016
December 31, reporting date rate	1.2545	1.3427
YTD average USD to CAD	1.2986	1.3253

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $5,000 at December 31, 2017 (2016 – increase of net loss of $3,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2017, the Company was exposed to interest rate fluctuations on the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2017 would have increased or decreased net loss by $65,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2017 and 2016.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2017 would have decreased or increased net loss by $34,000. The Company had no commodity contracts in place at December 31, 2017.

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2017.